Mail Stop 3561

May 12, 2007

Robert J. Vold, Chief Financial Officer
Gander Mountain Company
180 East Fifth Street, Suite 1300
Saint Paul, Minnesota 55101

   Re: Gander Mountain Company
      Amendment No. 2 to Registration Statement on Form S-3
      Filed May 5, 2008
      File No. 333-145643

Dear Mr. Vold:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment one in our letter dated September 19, 2007. In Amendment No. 2 to your registration statement on Form S-3, you have increased the number of shares of common stock you are registering from 6,130,183 shares to 9,769,052 shares. Also, you have increased the number of shares you are registering on behalf of Gratco, LLC from 5,701,255 shares to 8,766,255 shares. Further, you have added another selling shareholder, Holiday Stationstores, Inc., on whose behalf you are registering 1,002,797 shares. Therefore, again, please advise us of the basis for determining that the transaction is appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) on a shelf basis.

Selling Shareholders, page 15

2. Of the number of shares owned by each selling shareholder in the table, state in a footnote to the table, the amount of shares that the listed beneficial owner has

the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. Please state if there are none of these arrangements in footnote (1) to your table. See Instruction 1 to Item 403 of Regulation S-K.

3. In the footnotes to your selling shareholder table, please identify clearly the natural person, natural persons, or the publicly registered company that has the ultimate voting or investment control over the shares you are registering on behalf of Holiday Stationstores, Inc. See Interpretation I.60 of the Telephone Interpretation Manual (July 1997) and # 4S, Regulation S-K, Manual of Publicly Available Telephone Interpretations (March 1999).

Exhibit 5

4. We note that counsel has assumed the legal capacity of all natural persons. Counsel must make a legal conclusion as to whether the company's executive officers and directors legally hold their positions under state law. If counsel was assuming that your officers and directors legally hold their positions, please have counsel revise. Otherwise, please advise.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: W. Morgan Burns, Esq.
        Faegre & Benson LLP
        Via Facsimile